Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013). Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2015.

KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 and has also expressed an unqualified audit opinion on the Company’s 2015 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 1, 2016.

(s) Claude Mongeau
President and Chief Executive Officer

February 1, 2016

(s) Luc Jobin
Executive Vice-President and Chief Financial Officer

February 1, 2016

CN | 2015 Annual Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of the Canadian National Railway Company
We have audited the accompanying consolidated balance sheets of the Canadian National Railway Company (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2014, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 1, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(s) KPMG LLP*

Montreal, Canada
February 1, 2016

* FCPA auditor, FCA, public accountancy permit No. A106087                     KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent members firms affiliated with KPMG Internal Cooperative ("KPMG International"), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

CN | 2015 Annual Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of the Canadian National Railway Company
We have audited the Canadian National Railway Company’s (the “Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated February 1, 2016 expressed an unqualified opinion on those consolidated financial statements.

(s) KPMG LLP*

Montreal, Canada
February 1, 2016

*FCPA auditor, FCA, public accountancy permit No. A106087                                                                                                               KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

CN | 2015 Annual Report

Consolidated Statements of Income

In millions, except per share data	Year ended December 31,	2015	2014	2013

Revenues		$12,611	$12,134	$10,575

Operating expenses
Labor and fringe benefits		2,406	2,319	2,182
Purchased services and material		1,729	1,598	1,351
Fuel		1,285	1,846	1,619
Depreciation and amortization		1,158	1,050	980
Equipment rents		373	329	275
Casualty and other		394	368	295

Total operating expenses		7,345	7,510	6,702

Operating income		5,266	4,624	3,873

Interest expense		(439)	(371)	(357)

Other income (Note 3)		47	107	73

Income before income taxes		4,874	4,360	3,589

Income tax expense (Note 4)		(1,336)	(1,193)	(977)

Net income		$3,538	$3,167	$2,612

Earnings per share (Note 5)
Basic		$4.42	$3.86	$3.10
Diluted		$4.39	$3.85	$3.09

Weighted-average number of shares (Note 5)
Basic		800.7	819.9	843.1
Diluted		805.1	823.5	846.1

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

In millions	Year ended December 31,	2015	2014	2013

	Net income	$3,538	$3,167	$2,612

	Other comprehensive income (loss) (Note 15)
	Net gain on foreign currency translation	249	75	46
	Net change in pension and other postretirement benefit plans (Note 12)	306	(995)	1,775
	Amortization of gain on treasury lock	-	(1)	-

	Other comprehensive income (loss) before income taxes	555	(921)	1,821

	Income tax recovery (expense)	105	344	(414)

	Other comprehensive income (loss)	660	(577)	1,407

	Comprehensive income	$4,198	$2,590	$4,019

	See accompanying notes to consolidated financial statements.

CN | 2015 Annual Report

Consolidated Balance Sheets

In millions	December 31,	2015	2014

Assets

Current assets
Cash and cash equivalents		$153	$52
Restricted cash and cash equivalents (Note 10)		523	463
Accounts receivable (Note 6)		878	928
Material and supplies		355	335
Other		244	215
Total current assets		2,153	1,993

Properties (Note 7)		32,624	28,514
Pension asset (Note 12)		1,305	882
Intangible and other assets (Note 8)		320	298

Total assets		$36,402	$31,687

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other (Note 9)		$1,556	$1,657
Current portion of long-term debt (Note 10)		1,442	544
Total current liabilities		2,998	2,201

Deferred income taxes (Note 4)		8,105	6,834
Other liabilities and deferred credits (Note 11)		644	704
Pension and other postretirement benefits (Note 12)		720	650
Long-term debt (Note 10)		8,985	7,828

Shareholders’ equity
Common shares (Note 13)		3,705	3,718
Common shares in Share Trusts (Note 13)		(100)	-
Additional paid-in capital (Note 13)		475	439
Accumulated other comprehensive loss (Note 15)		(1,767)	(2,427)
Retained earnings		12,637	11,740

Total shareholders’ equity		14,950	13,470

Total liabilities and shareholders’ equity		$36,402	$31,687

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Robert Pace	Claude Mongeau
Director	Director

CN | 2015 Annual Report

Consolidated Statements of Changes in Shareholders’ Equity

	Number of			Common		Accumulated
	common shares			shares	Additional	other		Total
		Share	Common	in Share	paid-in	comprehensive	Retained	shareholders’
In millions	Outstanding	Trusts	shares	Trusts	capital	loss	earnings	equity

Balance at December 31, 2012	856.8	-	$3,892	$-	$216	$(3,257)	$10,167	$11,018

Net income							2,612	2,612
Stock-based compensation	1.4		36		4			40
Share repurchase programs (Note 13)	(27.6)		(133)				(1,267)	(1,400)
Other comprehensive income (Note 15)						1,407		1,407
Dividends ($0.86 per share)							(724)	(724)

Balance at December 31, 2013	830.6	-	3,795	-	220	(1,850)	10,788	12,953

Net income							3,167	3,167
Stock-based compensation	1.2		31		10			41
Modification of stock-based
compensation awards (Note 13)					209			209
Share repurchase programs (Note 13)	(22.4)		(108)				(1,397)	(1,505)
Other comprehensive loss (Note 15)						(577)		(577)
Dividends ($1.00 per share)							(818)	(818)

Balance at December 31, 2014	809.4	-	3,718	-	439	(2,427)	11,740	13,470

Net income							3,538	3,538
Stock-based compensation	2.5		95		36		(3)	128
Share repurchase programs (Note 13)	(23.3)		(108)				(1,642)	(1,750)
Share purchases by Share Trusts (Note 13)	(1.4)	1.4		(100)				(100)
Other comprehensive income (Note 15)						660		660
Dividends ($1.25 per share)							(996)	(996)

Balance at December 31, 2015	787.2	1.4	$3,705	$(100)	$475	$(1,767)	$12,637	$14,950

See accompanying notes to consolidated financial statements.

CN | 2015 Annual Report

Consolidated Statements of Cash Flows

In millions Year ended December 31,	2015	2014	2013

Operating activities
Net income	$3,538	$3,167	$2,612
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,158	1,050	980
Deferred income taxes (Note 4)	600	416	331
Gain on disposal of property (Note 3)	-	(80)	(69)
Changes in operating assets and liabilities:
Accounts receivable	188	(59)	32
Material and supplies	4	(51)	(38)
Accounts payable and other	(282)	-	(245)
Other current assets	46	5	13
Pensions and other, net	(112)	(67)	(68)

Net cash provided by operating activities	5,140	4,381	3,548

Investing activities
Property additions	(2,706)	(2,297)	(1,973)
Disposal of property (Note 3)	-	173	52
Change in restricted cash and cash equivalents	(60)	(15)	73
Other, net	(61)	(37)	(4)

Net cash used in investing activities	(2,827)	(2,176)	(1,852)

Financing activities
Issuance of debt (Note 10)	841	1,022	1,582
Repayment of debt (Note 10)	(752)	(822)	(1,413)
Net issuance (repayment) of commercial paper (Note 10)	451	(277)	268
Common shares issued for stock options exercised,
excess tax benefits, and other (Note 14)	75	30	31
Repurchase of common shares (Note 13)	(1,742)	(1,505)	(1,400)
Purchase of common shares by Share Trusts (Note 13)	(100)	-	-
Dividends paid	(996)	(818)	(724)

Net cash used in financing activities	(2,223)	(2,370)	(1,656)

Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	11	3	19

Net increase (decrease) in cash and cash equivalents	101	(162)	59

Cash and cash equivalents, beginning of year	52	214	155

Cash and cash equivalents, end of year	$153	$52	$214

Supplemental cash flow information
Net cash receipts from customers and other	$12,714	$12,029	$10,640
Net cash payments for:
Employee services, suppliers and other expenses	(6,232)	(6,333)	(5,558)
Interest	(432)	(409)	(344)
Personal injury and other claims (Note 16)	(59)	(57)	(61)
Pensions (Note 12)	(126)	(127)	(239)
Income taxes (Note 4)	(725)	(722)	(890)

Net cash provided by operating activities	$5,140	$4,381	$3,548

See accompanying notes to consolidated financial statements.

CN | 2015 Annual Report

Contents

Notes to Consolidated Financial Statements

1 Summary of significant accounting policies	9

2 Recent accounting pronouncements	13

3 Other income	14

4 Income taxes	15

5 Earnings per share	17

6 Accounts receivable	18

7 Properties	18

8 Intangible and other assets	19

9 Accounts payable and other	19

10 Long-term debt	20

11 Other liabilities and deferred credits	22

12 Pensions and other postretirement benefits	23

13 Share capital	30

14 Stock-based compensation	31

15 Accumulated other comprehensive loss	36

16 Major commitments and contingencies	37

17 Financial instruments	42

18 Segmented information	44

19 Subsequent event	44

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or the “Company,” is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert (British Columbia), Montreal, Halifax, New Orleans and Mobile (Alabama), and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth (Minnesota)/Superior (Wisconsin), Green Bay (Wisconsin), Minneapolis/St. Paul, Memphis, and Jackson (Mississippi), with connections to all points in North America. CN’s freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 – Summary of significant accounting policies

Basis of presentation
These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) as codified in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Principles of consolidation
These consolidated financial statements include the accounts of all subsidiaries and variable interest entities for which the Company is the primary beneficiary. The Company is the primary beneficiary of the Employee Benefit Plan Trusts (“Share Trusts”) as the Company funds the Share Trusts. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims, and environmental matters, based upon available information. Actual results could differ from these estimates.

Revenues
Freight revenues are recognized using the percentage of completed service method based on the transit time of freight as it moves from origin to destination. The allocation of revenues between reporting periods is based on the relative transit time in each period with expenses being recorded as incurred. Revenues related to non-rail transportation services are recognized as service is performed or as contractual obligations are met. Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

Earnings per share
Basic earnings per share is calculated based on the weighted-average number of common shares outstanding over each period. The weighted-average number of basic shares outstanding excludes shares held in the Share Trusts and includes fully vested equity settled stock-based compensation awards excluding stock options. Diluted earnings per share is calculated based on the weighted-average number of diluted shares outstanding using the treasury stock method. Included in the diluted earnings per share calculation are the assumed issuances of non-vested stock-based compensation awards.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

Foreign currency
All of the Company’s United States (U.S.) subsidiaries use the US dollar as their functional currency. Accordingly, the U.S. subsidiaries’ assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss).
The Company designates the US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. Accordingly, foreign exchange gains and losses, from the dates of designation, on the translation of the US dollar-denominated long-term debt are also included in Other comprehensive income (loss).

Cash and cash equivalents
Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

Restricted cash and cash equivalents
The Company has the option, under its bilateral letter of credit facility agreements with various banks, to pledge collateral in the form of cash and cash equivalents for a minimum term of one month, equal to at least the face value of the letters of credit issued. Restricted cash and cash equivalents are shown separately on the balance sheet and include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

Accounts receivable
Accounts receivable are recorded at cost net of billing adjustments and an allowance for doubtful accounts. The allowance for doubtful accounts is based on expected collectability and considers historical experience as well as known trends or uncertainties related to account collectability. When a receivable is deemed uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited to bad debt expense in Casualty and other in the Consolidated Statement of Income.

Material and supplies
Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at weighted-average cost.

Properties
Accounting policy for capitalization of costs
The Company’s railroad operations are highly capital intensive. The Company’s properties mainly consist of homogeneous or network-type assets such as rail, ties, ballast and other structures, which form the Company’s Track and roadway properties, and Rolling stock. The Company’s capital expenditures are for the replacement of existing assets and for the purchase or construction of new assets to enhance operations or provide new service offerings to customers. A large portion of the Company’s capital expenditures are for self-constructed properties including the replacement of existing track and roadway assets and track line expansion, as well as major overhauls and large refurbishments of rolling stock.
Expenditures are generally capitalized if they extend the life of the asset or provide future benefits such as increased revenue-generating capacity, functionality, or physical or service capacity. The Company has a process in place to determine whether its capital programs qualify for capitalization. For Track and roadway properties, the Company establishes basic capital programs to replace or upgrade the track infrastructure assets which are capitalized if they meet the capitalization criteria.
In addition, for Track and roadway properties, expenditures that meet the minimum level of activity as defined by the Company are also capitalized as follows:
•	grading: installation of road bed, retaining walls, drainage structures;
•	rail and related track material: installation of 39 or more continuous feet of rail;
•	ties: installation of 5 or more ties per 39 feet; and
•	ballast: installation of 171 cubic yards of ballast per mile.

For purchased assets, the Company capitalizes all costs necessary to make the asset ready for its intended use. Expenditures that are capitalized as part of self-constructed properties include direct material, labor, and contracted services, as well as other allocated costs which are not charged directly to capital projects. These allocated costs include, but are not limited to, fringe benefits, small tools and supplies, maintenance on equipment used on projects and project supervision. The Company reviews and adjusts its allocations, as required, to reflect the actual costs incurred each year.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

For the rail asset, the Company capitalizes the costs of rail grinding which consists of restoring and improving the rail profile and removing irregularities from worn rail to extend the service life. The service life of the rail asset is increased incrementally as rail grinding is performed thereon, and as such, the costs incurred are capitalized given that the activity extends the service life of the rail asset beyond its original or current condition as additional gross tons can be carried over the rail for its remaining service life.
For the ballast asset, the Company engages in shoulder ballast undercutting that consists of removing some or all of the ballast, which has deteriorated over its service life, and replacing it with new ballast. When ballast is installed as part of a shoulder ballast undercutting project, it represents the addition of a new asset and not the repair or maintenance of an existing asset. As such, the Company capitalizes expenditures related to shoulder ballast undercutting given that an existing asset is retired and replaced with a new asset. Under the group method of accounting for properties, the deteriorated ballast is retired at its average cost measured using the quantities of new ballast added.
 Costs of deconstruction and removal of replaced assets, referred to herein as dismantling costs, are distinguished from installation costs for self-constructed properties based on the nature of the related activity. For Track and roadway properties, employees concurrently perform dismantling and installation of new track and roadway assets and, as such, the Company estimates the amount of labor and other costs that are related to dismantling. The Company determines dismantling costs based on an analysis of the track and roadway installation process.
Expenditures relating to the Company’s properties that do not meet the Company’s capitalization criteria are considered normal repairs and maintenance and are expensed. For Track and roadway properties, such expenditures include but are not limited to spot tie replacement, spot or broken rail replacement, physical track inspection for detection of rail defects and minor track corrections, and other general maintenance of track infrastructure.

Accounting policy for depreciation
Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail which is measured in millions of gross ton miles. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.
For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB) and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.
The service life of the rail asset is based on expected future usage of the rail in its existing condition, determined using railroad industry research and testing (based on rail characteristics such as weight, curvature and metallurgy), less the rail asset’s usage to date. The annual composite depreciation rate for rail assets is determined by dividing the estimated annual number of gross tons carried over the rail by the estimated service life of the rail measured in millions of gross ton miles. The Company amortizes the cost of rail grinding over the remaining life of the rail asset, which includes the incremental life extension generated by rail grinding.

Intangible assets
Intangible assets consist mainly of customer contracts and relationships assumed through past acquisitions and are being amortized on a straight-line basis over 40 to 50 years.
The Company reviews the carrying amounts of intangible assets held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

Accounts receivable securitization
Based on the structure of its accounts receivable securitization program, the Company accounts for the proceeds received as a secured borrowing.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

Pensions
Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:
•	the cost of pension benefits provided in exchange for employees’ services rendered during the year;
•	the interest cost of pension obligations;
•	the expected long-term return on pension fund assets;
•	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans; and
•
the amortization of cumulative net actuarial gains and losses in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

Postretirement benefits other than pensions
The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded as they become due, include life insurance programs, medical benefits and, for a closed group of employees, free rail travel benefits.
The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plan.

Stock-based compensation
For equity settled awards, stock-based compensation costs are accrued over the requisite service period based on the fair value of the awards at the grant date. The fair value of performance share unit (PSU) awards is dependent on the type of PSU award. The fair value of PSU-ROIC awards is determined using a lattice-based model and the fair value of PSU-TSR awards is determined using a Monte Carlo simulation model. The fair value of deferred share unit (DSU) awards is determined using the stock price at the grant date. The fair value of stock option awards is determined using the Black-Scholes option-pricing model. For cash settled awards, the fair value of the awards are accrued over the requisite service period based on the fair value determined at each period-end.

Personal injury and other claims
In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates on a discounted basis of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.
In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost on an undiscounted basis.

For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

Environmental expenditures
Environmental expenditures that relate to current operations, or to an existing condition caused by past operations, are expensed unless they can contribute to current or future operations. Environmental liabilities are recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective shares of the liability. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable and collectability is reasonably assured.

Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in Net income or Other comprehensive income (loss) depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

2 – Recent accounting pronouncements

The following recent Accounting Standards Updates (ASUs) issued by FASB were adopted by the Company during the current period.

Standard	Description	Impact

ASU 2015-17 Income Taxes, Balance Sheet Classification of Deferred Taxes
Simplifies the presentation of deferred income taxes by requiring that deferred tax liabilities and assets be classified as noncurrent in a statement of financial position, thus eliminating the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts.

The Company adopted this standard during the fourth quarter of 2015 on a retrospective basis. The current deferred income tax asset was reclassified as noncurrent and netted against the related noncurrent deferred income tax liability in the amount of $58 million and $68 million as at December 31, 2015 and 2014, respectively.

ASU 2015-03 Interest – Imputation of Interest	Simplifies the presentation of debt issuance costs by requiring that such costs be presented in the balance sheet as a deduction from the carrying amount of debt.
The Company adopted this standard during the fourth quarter of 2015 on a retrospective basis. Debt issuance costs have been reclassified from assets to Long-term debt in the amount of $42 million and $37 million as at December 31, 2015 and 2014, respectively.

The following recent ASUs issued by the FASB have an effective date after December 31, 2015 and have not been adopted by the Company.

Standard	Description	Impact	Effective date (1)

ASU 2016-01 Financial Instruments – Overall
Addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments require equity investments (except those accounted for under the equity method of accounting or those resulting in consolidation) to be measured at fair value with changes in fair value recognized in net income. The new guidance can be applied by means of a cumulative effect adjustment to the balance sheet at the beginning of the year of adoption.
		The Company is evaluating the effect that the ASU will have on its Consolidated Financial Statements, if any; however, no significant impact is expected.	December 15, 2017.

ASU 2014-09 Revenue from Contracts with Customers
Establishes principles for reporting the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity's contracts with customers. The basis of the new standard is that an entity recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance can be applied using a retrospective or the cumulative effect transition method.
		The Company is evaluating the effect that the ASU will have on its Consolidated Financial Statements, if any; however, no significant impact is expected.	December 15, 2017. Early adoption is permitted.

(1)	Effective for annual and interim reporting periods beginning after the stated date.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

3 – Other income

In millions	Year ended December 31,	2015	2014	2013
Gain on disposal of property (1)		$-	$99	$64
Gain on disposal of land		52	21	19
Other (2)		(5)	(13)	(10)

Total other income		$47	$107	$73

(1)	In addition to the disposals of property described herein, 2014 includes other gains of $19 million and 2013 includes other losses of $5 million.
(2)
Includes foreign exchange gains and losses related to foreign exchange forward contracts and the re-measurement of other US dollar-denominated monetary assets and liabilities. See Note 17 – Financial instruments.

Disposal of property
2014
Guelph
On September 4, 2014, the Company closed a transaction with Metrolinx to sell a segment of the Guelph subdivision located between Georgetown and Kitchener, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Guelph”), for cash proceeds of $76 million before transaction costs. The Company did not meet all the conditions to record the sale under the full accrual method for real estate transactions as it continues to have substantial continuing involvement on the Guelph. The Company will have relinquished substantially all of the risks and rewards of ownership on the Guelph in 2018, at which time the gain on the sale is expected to be recognized.

Deux-Montagnes
On February 28, 2014, the Company closed a transaction with Agence Métropolitaine de Transport to sell the Deux-Montagnes subdivision between Saint-Eustache and Montreal, Quebec, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), for cash proceeds of $97 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Deux-Montagnes at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $80 million ($72 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2013
Exchange of easements
On June 8, 2013, the Company entered into an agreement with another Class I railroad to exchange perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the “exchange of easements”) without monetary consideration. The Company accounted for the exchange of easements at fair value pursuant to FASB ASC 845, Nonmonetary Transactions. The transaction resulted in a gain on exchange of easements of $29 million ($18 million after-tax) that was recorded in Other income.

Lakeshore West
On March 19, 2013, the Company entered into an agreement with Metrolinx to sell a segment of the Oakville subdivision in Oakville and Burlington, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), for cash proceeds of $52 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore West at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $40 million ($36 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

4 – Income taxes

The Company’s consolidated effective income tax rate differs from the Canadian, or domestic, statutory federal tax rate. The effective tax rate is affected by recurring items such as tax rates in provincial, U.S. federal, state and other foreign jurisdictions and the proportion of income earned in those jurisdictions. The effective tax rate is also affected by discrete items such as income tax rate enactments and lower tax rates on capital dispositions that may occur in any given year.

The following table provides a reconciliation of income tax expense:

In millions	Year ended December 31,	2015	2014	2013
Canadian statutory federal tax rate		15%	15%	15%
Income tax expense at the Canadian statutory federal tax rate		$731	$654	$538
Income tax expense (recovery) resulting from:
Provincial and foreign taxes (1)		550	531	423
Deferred income tax adjustments due to rate enactments (2)		42	-	24
Gain on disposals (3)		(11)	(19)	(9)
Other (4)		24	27	1

Income tax expense		$1,336	$1,193	$977

Cash payments for income taxes		$725	$722	$890

(1)	Includes mainly the impact of Canadian provincial taxes and U.S. federal and state taxes.
(2)	Includes the net income tax expense resulting from the enactment of provincial corporate tax rates.
(3)	Relates to the permanent differences arising from lower capital gain tax rates on the gain on disposal of the Company’s properties in Canada.
(4)	Includes adjustments relating to the resolution of matters pertaining to prior years' income taxes, including net recognized tax benefits, and other items.

The following table provides tax information on a domestic and foreign basis.

In millions	Year ended December 31,	2015	2014	2013

Income before income taxes
Domestic		$3,437	$3,042	$2,445
Foreign		1,437	1,318	1,144

Total income before income taxes		$4,874	$4,360	$3,589

Current income tax expense
Domestic		$640	$522	$404
Foreign		96	255	242

Total current income tax expense		$736	$777	$646

Deferred income tax expense
Domestic		$328	$271	$279
Foreign		272	145	52

Total deferred income tax expense		$600	$416	$331

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

The following table provides the significant components of deferred income tax assets and liabilities:

In millions	December 31,	2015	2014

Deferred income tax assets
Pension liability		$147	$120
Personal injury and legal claims		64	60
Environmental and other reserves		179	173
Other postretirement benefits liability		82	80
Unrealized foreign exchange losses		124	-
Net operating losses and tax credit carryforwards (1)		26	20

Total deferred income tax assets		$622	$453

Deferred income tax liabilities
Properties		$8,303	$6,946
Pension asset		348	232
Unrealized foreign exchange gains (2)		-	68
Other (2)		76	41

Total deferred income tax liabilities		$8,727	$7,287

Total net deferred income tax liability		$8,105	$6,834

Total net deferred income tax liability
Domestic		$3,074	$2,841
Foreign		5,031	3,993

Total net deferred income tax liability		$8,105	$6,834

(1)	Net operating losses and tax credit carryforwards will expire between the years 2018 and 2035.
(2)	Certain 2014 balances have been reclassified to conform with the 2015 presentation.

On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2015, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $2.2 billion and, based upon the level of historical taxable income and projections of future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Management has assessed the impacts of the current economic environment and concluded there are no significant impacts to its assertions for the realization of deferred income tax assets. The Company has not recognized a deferred income tax asset of $234 million as at December 31, 2015 ($270 million as at December 31, 2014) on the unrealized foreign exchange loss recorded in Accumulated other comprehensive loss relating to its net investment in U.S. subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

The following table provides a reconciliation of unrecognized tax benefits on the Company’s domestic and foreign tax positions:

In millions	Year ended December 31,	2015	2014	2013

Gross unrecognized tax benefits at beginning of year		$35	$30	$36

Increases for:
Tax positions related to the current year		4	3	2
Tax positions related to prior years		8	3	4

Decreases for:
Tax positions related to prior years		-	-	(4)
Settlements		(14)	-	(8)
Lapse of the applicable statute of limitations		(6)	(1)	-

Gross unrecognized tax benefits at end of year		$27	$35	$30
Adjustments to reflect tax treaties and other arrangements		(8)	(6)	(5)

Net unrecognized tax benefits at end of year		$19	$29	$25

As at December 31, 2015, the total amount of gross unrecognized tax benefits was $27 million, before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2015 was $19 million. If recognized, all of the net unrecognized tax benefits as at December 31, 2015 would affect the effective tax rate. The Company believes that it is reasonably possible that approximately $5 million of the net unrecognized tax benefits as at December 31, 2015 related to various federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations.

The Company recognizes accrued interest and penalties related to gross unrecognized tax benefits in Income tax expense in the Company’s Consolidated Statement of Income. The Company recognized approximately $1 million, $1 million and $2 million in accrued interest and penalties during the years ended December 31, 2015, 2014 and 2013, respectively. The Company had approximately $4 million and $6 million of accrued interest and penalties as at December 31, 2015 and 2014, respectively.

In Canada, the Company's federal and provincial income tax returns filed for the years 2011 to 2014 remain subject to examination by the taxation authorities. An examination of the Company's federal income tax returns for the years 2011 and 2012 is currently in progress and is expected to be completed during 2016. In the U.S., the federal income tax returns filed for the years 2012 to 2014 and the state income tax returns filed for the years 2011 to 2014 remain subject to examination by the taxation authorities. Examinations of certain state income tax returns by the state taxation authorities are currently in progress.  The Company does not anticipate any significant impacts to its results of operations or financial position as a result of the final resolutions of such matters.

5 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

In millions, except per share data	Year ended December 31,	2015	2014	2013

Net income		$3,538	$3,167	$2,612

Weighted-average basic shares outstanding		800.7	819.9	843.1
Dilutive effect of stock-based compensation		4.4	3.6	3.0

Weighted-average diluted shares outstanding		805.1	823.5	846.1

Basic earnings per share		$4.42	$3.86	$3.10
Diluted earnings per share		$4.39	$3.85	$3.09

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

6 – Accounts receivable

In millions	December 31,	2015	2014
Freight		$705	$777
Non-freight		180	160
Gross accounts receivable		885	937
Allowance for doubtful accounts		(7)	(9)

Net accounts receivable		$878	$928

7 – Properties

		December 31, 2015			December 31, 2014
	Depreciation		Accumulated			Accumulated
In millions	rate	Cost	depreciation	Net	Cost	depreciation	Net
Properties including capital leases
Track and roadway (1)	2%	$33,941	$7,830	$26,111	$29,995	$7,332	$22,663
Rolling stock	5%	6,216	2,362	3,854	5,552	2,107	3,445
Buildings	2%	1,791	624	1,167	1,545	560	985
Information technology (2)	10%	1,067	567	500	1,068	492	576
Other	4%	1,812	820	992	1,549	704	845

Total properties including capital leases		$44,827	$12,203	$32,624	$39,709	$11,195	$28,514
Capital leases included in properties
Track and roadway (3)		$415	$66	$349	$417	$63	$354
Rolling stock		748	301	447	808	292	516
Buildings		109	26	83	109	23	86
Other		122	36	86	108	29	79

Total capital leases included in properties		$1,394	$429	$965	$1,442	$407	$1,035

(1)			Includes $2,487 million of land as at December 31, 2015 ($2,079 million as at December 31, 2014).
(2)			The Company capitalized $85 million of costs for internally developed software in 2015 ($102 million in 2014).
(3)			Includes $108 million of right-of-way access as at December 31, 2015 ($108 million as at December 31, 2014).

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

8 – Intangible and other assets

In millions	December 31,	2015	2014
Deferred and long-term receivables		$144	$141
Intangible assets		71	62
Investments (1)		69	58
Other (2)		36	37

Total intangible and other assets		$320	$298

(1)
As at December 31, 2015, the Company had $56 million ($47 million as at December 31, 2014) of investments accounted for under the equity method and $13 million ($11 million as at December 31, 2014) of investments accounted for under the cost method. See Note 17 - Financial instruments for the fair value of Investments.

(2)
As a result of the retrospective adoption of a new accounting standard in the fourth quarter of 2015, debt issuance costs have been reclassified from assets to Long-term debt. See Note 2 - Recent accounting pronouncements for additional information.

9 – Accounts payable and other

In millions	December 31,	2015	2014
Trade payables		$391	$464
Payroll-related accruals		287	317
Income and other taxes		254	208
Accrued charges		192	166
Accrued interest		122	95
Personal injury and other claims provisions (Note 16)		51	48
Environmental provisions (Note 16)		51	45
Stock-based compensation liability (Note 14)		39	106
Other postretirement benefits liability (Note 12)		18	17
Other		151	191

Total accounts payable and other		$1,556	$1,657

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

10 – Long-term debt

				US dollar-denominated amount

In millions			Maturity			December 31,	2015	2014

Notes and debentures (1)

Canadian National series:
	-	2-year floating rate notes	Nov. 6, 2015	US$	350		$-	$406
	5.80%	10-year notes (2)	June 1, 2016		250		346	290
	1.45%	5-year notes (2)	Dec. 15, 2016		300		415	348
	-	3-year floating rate notes (3)	Nov. 14, 2017		250		346	290
	5.85%	10-year notes (2)	Nov. 15, 2017		250		346	290
	5.55%	10-year notes (2)	May 15, 2018		325		450	377
	6.80%	20-year notes (2)	July 15, 2018		200		277	232
	5.55%	10-year notes (2)	Mar. 1, 2019		550		761	638
	2.75%	7-year notes (2)	Feb. 18, 2021		-		250	250
	2.85%	10-year notes (2)	Dec. 15, 2021		400		554	464
	2.25%	10-year notes (2)	Nov. 15, 2022		250		346	290
	7.63%	30-year debentures	May 15, 2023		150		208	174
	2.95%	10-year notes (2)	Nov. 21, 2024		350		484	406
	2.80%	10-year notes (2)	Sep. 22, 2025		-		350	-
	6.90%	30-year notes (2)	July 15, 2028		475		657	551
	7.38%	30-year debentures (2)	Oct. 15, 2031		200		277	232
	6.25%	30-year notes (2)	Aug. 1, 2034		500		692	581
	6.20%	30-year notes (2)	June 1, 2036		450		623	522
	6.71%	Puttable Reset Securities PURSSM (2)	July 15, 2036		250		346	290
	6.38%	30-year debentures (2)	Nov. 15, 2037		300		415	348
	3.50%	30-year notes (2)	Nov. 15, 2042		250		346	290
	4.50%	30-year notes (2)	Nov. 7, 2043		250		346	290
	3.95%	30-year notes (2)	Sep. 22, 2045		-		400	-
	4.00%	50-year notes (2)	Sep. 22, 2065		-		100	-
Illinois Central series:
	7.70%	100-year debentures	Sep. 15, 2096		125		173	145
BC Rail series:
	Non-interest bearing 90-year subordinated notes (4)		July 14, 2094		-		842	842
Total notes and debentures							$10,350	$8,546
Other
Commercial paper							458	-
Accounts receivable securitization							-	50
Capital lease obligations							522	670

Total debt, gross							11,330	9,266
Net unamortized discount and debt issuance costs (4) (5)							(903)	(894)
Total debt (6)							10,427	8,372
Less: Current portion of long-term debt							1,442	544

Total long-term debt							$8,985	$7,828

(1)	The Company's notes, debentures and revolving credit facility are unsecured.
(2)
The fixed rate debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

(3)	These floating rate notes bear interest at the three-month London Interbank Offered Rate (LIBOR) plus 0.17%. The interest rate as at December 31, 2015 was 0.53% (0.40% as at December 31, 2014).
(4)
The Company records these notes as a discounted debt of $10 million as at December 31, 2015 ($9 million as at December 31, 2014) using an imputed interest rate of 5.75% (5.75% as at December 31, 2014). The discount of $832 million ($833 million as at December 31, 2014) is included in Net unamortized discount and debt issuance costs.

(5)
As a result of the retrospective adoption of a new accounting standard in the fourth quarter of 2015, debt issuance costs have been reclassified from assets to Long-term debt. See Note 2 - Recent accounting pronouncements for additional information.

(6)	See Note 17 - Financial instruments for the fair value of debt.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

Revolving credit facility
The Company has an $800 million revolving credit facility agreement with a consortium of lenders. The agreement, which contains customary terms and conditions, allows for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company exercised such option and on March 12, 2015, the expiry date of the agreement was extended by one year to May 5, 2020. The credit facility is available for general corporate purposes, including backstopping the Company’s commercial paper programs, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offered Rate (LIBOR), plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2015 and December 31, 2014, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the years ended December 31, 2015 and 2014.

Commercial paper
The Company has a commercial paper program in Canada and a new commercial paper program was established in the U.S. during the second quarter of 2015. Both programs are backstopped by the Company’s revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent, on a combined basis. As at December 31, 2015, the Company had total commercial paper borrowings of US$331 million ($458 million) (nil as at December 31, 2014) at a weighted-average interest rate of 0.41% presented in Current portion of long-term debt on the Consolidated Balance Sheet. The Company’s commercial paper has a maturity less than 90 days.

The following table presents the issuances and repayments of commercial paper:

In millions	Year ended December 31,	2015	2014	2013
Issuances of commercial paper		$2,624	$2,443	$3,255
Repayments of commercial paper		(2,173)	(2,720)	(2,987)
Net issuance (repayment) of commercial paper		$451	$(277)	$268

Accounts receivable securitization program
The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On June 18, 2015, the Company extended the term of its agreement by one year to February 1, 2018. As at December 31, 2015, the Company had no proceeds ($50 million at a weighted-average interest rate of 1.24%, which was secured by, and limited to, $56 million of accounts receivable as at December 31, 2014) received under the accounts receivable securitization program in the Current portion of long-term debt on the Consolidated Balance Sheet.

Bilateral letter of credit facilities
The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 12, 2015, the Company extended the expiry date of its agreements by one year to April 28, 2018. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.  As at December 31, 2015, the Company had letters of credit drawn of $551 million ($487 million as at December 31, 2014) from a total committed amount of $575 million ($511 million as at December 31, 2014) by the various banks. As at December 31, 2015, cash and cash equivalents of $523 million ($463 million as at December 31, 2014) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

Capital lease obligations
The Company had no acquisitions of assets through equipment leases in 2015 and 2014. Interest rates for capital lease obligations range from 0.7% to 7.3% with maturity dates in the years 2016 through 2037. The imputed interest on these leases amounted to $118 million as at December 31, 2015 ($145 million as at December 31, 2014). The capital lease obligations are secured by properties with a net carrying amount of $603 million as at December 31, 2015 ($668 million as at December 31, 2014).

Long-term debt maturities
The following table provides the long-term debt maturities, including capital lease repayments on debt outstanding as at December 31, 2015, for the next five years and thereafter:

In millions	Capital leases	Debt	Total
2016 (1)	$223	$1,219	$1,442
2017	174	684	858
2018	9	720	729
2019	10	755	765
2020	16	-	16
2021 and thereafter	90	6,527	6,617

Total	$522	$9,905	$10,427

(1) Current portion of long-term debt.

Amount of US dollar-denominated debt

In millions	December 31,		2015		2014
Notes and debentures		US$	6,075	US$	6,425
Commercial paper			331		-
Capital lease obligations			274		448
Total amount of US dollar-denominated debt in US$		US$	6,680	US$	6,873
Total amount of US dollar-denominated debt in C$			$9,245		$7,973

11 – Other liabilities and deferred credits

In millions	December 31,	2015	2014
Personal injury and other claims provisions (Note 16) (1)		$245	$250
Stock-based compensation liability (Note 14) (1)		63	91
Environmental provisions (Note 16) (1)		59	69
Deferred credits and other		277	294

Total other liabilities and deferred credits		$644	$704

(1) See Note 9 – Accounts payable and other for the related current portion.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

12 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management employees subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements, the Supplemental Executive Retirement Plan or the Defined Contribution Supplemental Executive Retirement Plan.

The Company also offers postretirement benefits to certain employees providing life insurance, medical benefits and, for a closed group of employees, free rail travel benefits during retirement. These postretirement benefits are funded as they become due. The information in the tables that follow pertains to all of the Company’s defined benefit plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan, unless otherwise specified.

Description of the CN Pension Plan
The CN Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Company’s pension trust funds (including the CN Pension Trust Fund). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Fund and ensuring that the Company, as Administrator, complies with the provisions of the CN Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the CN Pension Plan.

Funding policy
Employee contributions to the CN Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, the Pension Benefits Standards Act, 1985, including amendments and regulations thereto, and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions. These actuarial valuations are prepared in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. Actuarial valuations are also required annually for the Company’s U.S. qualified pension plans.

The Company’s most recently filed actuarial valuations for its Canadian registered pension plans conducted as at December 31, 2014 indicated a funding excess on a going concern basis of approximately $1.9 billion and a funding deficit on a solvency basis of approximately $0.7 billion calculated using the three-year average of the plans’ hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. The federal pension legislation requires funding deficits, as calculated under current pension regulations, to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments.

The Company’s next actuarial valuations for its Canadian plans required as at December 31, 2015 will be performed in 2016. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $2.3 billion, while on a solvency basis a funding excess of approximately $0.2 billion is expected. Based on the anticipated results of these valuations, the Company expects to make total cash contributions of approximately $115 million for all pension plans in 2016. As at February 1, 2016 the Company had contributed $60 million to its defined benefit pension plans for 2016.

Plan assets
The assets of the Company’s various Canadian defined benefit pension plans are primarily held in separate trust funds (“Trusts”) which are diversified by asset type, country and investment strategies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans’ long-term asset mix target and related benchmark indices (“Policy”). This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans’ benefit obligations, the market return expectations of each asset class and the current state of financial markets.

Annually, the CN Investment Division (“Investment Manager”), a division of the Company created to invest and administer the assets of the plans, proposes a short-term asset mix target (“Strategy”) for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Investment Committee of the Board (“Committee”) regularly compares the actual asset mix to the Policy and Strategy and compares the actual performance of the Company’s pension plans to the performance of the benchmark indices.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

  The Company’s 2015 Policy and actual asset allocation for the Company’s pension plans based on fair value, are as follows:
	Policy	Actual plan asset allocation

		2015	2014
Cash and short-term investments	3%	2%	3%
Bonds and mortgages	37%	30%	29%
Equities	45%	40%	39%
Real estate	4%	2%	2%
Oil and gas	7%	5%	8%
Infrastructure	4%	7%	5%
Absolute return	-	11%	10%
Risk-based allocation	-	3%	4%

Total	100%	100%	100%

The Committee’s approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies, hedge, and adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. Investments held in the Company’s pension plans consist mainly of the following:
•
Cash and short-term investments consist primarily of highly liquid securities which ensure adequate cash flows are available to cover near-term benefit payments. Short-term investments are mainly obligations issued by Canadian chartered banks.

•
Bonds include bond instruments, issued or guaranteed by governments and corporate entities, as well as corporate notes and investments in emerging market debt. As at December 31, 2015, 74% (82% in 2014) of bonds were issued or guaranteed by Canadian, U.S. or other governments. Mortgages consist of mortgage products which are primarily conventional or participating loans secured by commercial properties.

•
Equity investments are primarily publicly traded securities, well diversified by country, issuer and industry sector. As at December 31, 2015, the most significant allocation to an individual issuer was approximately 2% (2% in 2014) and the most significant allocation to an industry sector was approximately 22% (23% in 2014).

•	Real estate is a diversified portfolio of Canadian land and commercial properties and investments in real estate private equity funds.
•	Oil and gas investments include petroleum and natural gas properties and listed and non-listed Canadian securities of oil and gas companies.
•	Infrastructure investments include participations in private infrastructure funds, public and private debt and publicly traded equity securities of infrastructure and utility companies.
•
Absolute return investments are primarily a portfolio of units of externally managed hedge funds, which are invested in various long/short strategies within multi-strategy, fixed income, equities, global macro and commodity funds, as presented in the table of fair value measurement. Managers are monitored on a continuous basis through investment and operational due diligence.

•	Risk-based allocation investments are a portfolio of units of externally managed funds where the asset class exposures are managed on a risk-adjusted basis in order to capture asset class premiums.

The plans’ Investment Manager monitors market events and exposures to markets, currencies and interest rates daily. When investing in foreign securities, the plans are exposed to foreign currency risk that may be adjusted or hedged; the effect of which is included in the valuation of the foreign securities. Net of the effects mentioned above, the plans were 66% exposed to the Canadian dollar, 13% to the US dollar, 8% to European currencies, 5% to the Japanese Yen and 8% to various other currencies as at December 31, 2015. Interest rate risk represents the risk that the fair value of the investments will fluctuate due to changes in market interest rates. Sensitivity to interest rates is a function of the timing and amount of cash flows of the assets and liabilities of the plans. Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans, particularly the Company’s main Canadian pension plan. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations may have a material adverse effect on the funded status of the plans and on the Company’s results of operations. Derivatives are used from time to time to adjust asset mix or exposures to foreign currencies, interest rate or market risks of the portfolio or anticipated transactions. Derivatives are contractual agreements whose value is derived from interest rates, foreign exchange rates, and equity or commodity prices. They may include forwards, futures, options and swaps and are included in investment categories based on their underlying exposure. When derivatives are used for hedging purposes, the gains or losses on the derivatives are offset by a corresponding change in the value of the hedged assets. To manage credit risk, established policies require dealing with counterparties considered to be of high credit quality.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

     The following tables present the fair value of plan assets as at December 31, 2015 and 2014 by asset class, their level within the fair value hierarchy, and the valuation techniques and inputs used to measure such fair value:

	Fair value measurements at December 31, 2015
In millions	Total	Level 1	Level 2	Level 3
Cash and short-term investments (1)	$389	$47	$342	$-
Bonds (2)
Canada, U.S. and supranational	1,280	-	1,280	-
Provinces of Canada and municipalities	2,611	-	2,611	-
Corporate	911	-	911	-
Emerging market debt	471	-	471	-
Mortgages (3)	127	-	127	-
Equities (4)
Canadian	1,556	1,532	-	24
U.S.	1,236	1,236	-	-
International	4,315	4,315	-	-
Real estate (5)	357	-	-	357
Oil and gas (6)	1,012	234	12	766
Infrastructure (7)	1,237	10	102	1,125
Absolute return funds (8)			-	-
Multi-strategy	714	-	714	-
Fixed income	440	-	372	68
Equity	261	-	261	-
Global macro	499	-	499	-
Risk-based allocation (9)	422	-	422	-

Total	$17,838	$7,374	$8,124	$2,340

Other (10)	79

Total plan assets	$17,917

	Fair value measurements at December 31, 2014
In millions	Total	Level 1	Level 2	Level 3
Cash and short-term investments (1)	$579	$64	$515	$-
Bonds (2)
Canada, U.S. and supranational	1,450	-	1,450	-
Provinces of Canada and municipalities	2,701	-	2,701	-
Corporate	618	-	618	-
Emerging market debt	296	-	296	-
Mortgages (3)	131	-	131	-
Equities (4)
Canadian	2,096	2,072	-	24
U.S.	1,493	1,493	-	-
International	3,425	3,425	-	-
Real estate (5)	317	-	-	317
Oil and gas (6)	1,374	349	17	1,008
Infrastructure (7)	885	14	107	764
Absolute return funds (8)
Multi-strategy	591	-	591	-
Fixed income	471	-	428	43
Equity	299	-	299	-
Global macro	384	-	384	-
Commodity	1	-	1	-
Risk-based allocation (9)	635	-	635	-

Total	$17,746	$7,417	$8,173	$2,156

Other (10)	15

Total plan assets	$17,761
Level 1: Fair value based on quoted prices in active markets for identical assets.
Level 2: Fair value based on other significant observable inputs.
Level 3: Fair value based on significant unobservable inputs.		Footnotes to the table follow on the next page.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

The following table reconciles the beginning and ending balances of the fair value of investments classified as Level 3:

		Fair value measurements based on significant unobservable inputs (Level 3)

In millions		Equities (4)	Real estate (5)	Oil and gas (6)	Infrastructure (7)	Absolute return (8)	Total

Balance at December 31, 2013		$22	$299	$961	$663	$33	$1,978

	Actual return relating to assets still held at the reporting date	1	21	-	2	1	25
	Purchases	4	-	47	159	9	219
	Sales	(3)	(3)	-	(60)	-	(66)

Balance at December 31, 2014		$24	$317	$1,008	$764	$43	$2,156

	Actual return relating to assets still held at the reporting date	5	(5)	(242)	160	1	(81)
	Purchases	3	51	-	405	30	489
	Sales	(8)	(6)	-	(204)	(6)	(224)

Balance at December 31, 2015		$24	$357	$766	$1,125	$68	$2,340

(1)	Cash and short-term investments are valued at cost, which approximates fair value, and are categorized as Level 1 for cash and Level 2 for short-term investments.
(2)
Bonds are valued using mid-price bids obtained from independent pricing data suppliers. When prices are not available from independent sources, the fair value is based on the present value of future cash flows using current market yields for comparable instruments. Emerging market debt funds are valued based on the net asset value obtained from each fund’s administrator. All bonds are categorized as Level 2.

(3)
Mortgages are secured by real estate. The fair value of $127 million ($131 million in 2014) of mortgages categorized as Level 2 is based on the present value of future cash flows using current market yields for comparable instruments.

(4)
The fair value of equity investments categorized as Level 1 is based on quoted prices in active markets. The fair value of equity investments of $24 million ($24 million in 2014) categorized as Level 3 represent units in private equity funds which are valued by their independent administrators.

(5)
The fair value of real estate investments of $357 million ($317 million in 2014) includes land and buildings net of related mortgage debt of $4 million ($34 million in 2014) and is categorized as Level 3. Land is valued based on the fair value of comparable assets, and buildings are valued based on the present value of estimated future net cash flows or the fair value of comparable assets. Independent valuations of land and buildings are performed triennially on a rotational basis. Mortgage debt is valued based on the present value of future cash flows using current market yields for comparable instruments.

(6)
Oil and gas investments categorized as Level 1 are valued based on quoted prices in active markets. Investments in oil and gas equities traded on a secondary market are valued based on the most recent transaction price and are categorized as Level 2. Investments of $766 million ($1,008 million in 2014) categorized as Level 3 consist of operating oil and gas properties and the fair value is based on estimated future net cash flows that are discounted using prevailing market rates for transactions in similar assets. The future net cash flows are based on forecasted oil and gas prices and projected future annual production and costs.

(7)
Infrastructure investments consist of $10 million ($14 million in 2014) of publicly traded equity securities of infrastructure companies categorized as Level 1, $102 million ($107 million in 2014) of term loans, bonds and infrastructure funds issued by infrastructure companies categorized as Level 2 and $1,125 million ($764 million in 2014) of infrastructure funds that are categorized as Level 3 and are valued based on discounted cash flows or earnings multiples. Distributions may be received throughout the term of the funds and/or upon the sale of the underlying investments.

(8)
Absolute return investments are valued using the net asset value as reported by the independent fund administrators. All absolute return investments have contractual redemption frequencies, ranging from monthly to annually, and redemption notice periods varying from 5 to 90 days. Absolute return investments are categorized as Level 2 except those that have redemption dates less frequent than every four months or that have restrictions on contractual redemption features at the reporting date, which are categorized as Level 3.

(9)
Risk-based allocation investments are valued using the net asset value as reported by the independent fund administrators and are categorized as Level 2. All funds have contractual redemption frequencies ranging from daily to annually, and redemption notice periods varying from 5 to 60 days.

(10)
Other consists of operating assets of $119 million ($145 million in 2014) and liabilities of $40 million ($130 million in 2014) required to administer the Trusts' investment assets and the plans' benefit and funding activities. Such assets are valued at cost and have not been assigned to a fair value category.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

Obligations and funded status for defined benefit pension and other postretirement benefit plans

		Pensions		Other postretirement benefits
In millions	Year ended December 31,	2015	2014	2015	2014
Change in benefit obligation
Projected benefit obligation at beginning of year		$17,279	$15,510	$267	$256
Amendments		1	2	-	2
Interest cost		650	711	10	12
Actuarial loss (gain) on projected benefit obligation		(112)	1,815	(8)	6
Service cost		152	132	3	2
Plan participants’ contributions		58	58	-	-
Foreign currency changes		55	22	14	7
Benefit payments, settlements and transfers		(1,002)	(971)	(17)	(18)
Projected benefit obligation at end of year (1)		$17,081	$17,279	$269	$267
Component representing future salary increases		(334)	(349)	-	-
Accumulated benefit obligation at end of year		$16,747	$16,930	$269	$267
Change in plan assets
Fair value of plan assets at beginning of year		$17,761	$16,869	$-	$-
Employer contributions		108	111	-	-
Plan participants’ contributions		58	58	-	-
Foreign currency changes		34	15	-	-
Actual return on plan assets		958	1,679	-	-
Benefit payments, settlements and transfers		(1,002)	(971)	-	-
Fair value of plan assets at end of year (1)		$17,917	$17,761	$-	$-

Funded status - Excess (deficiency) of fair value of plan assets over
projected benefit obligation at end of year		$836	$482	$(269)	$(267)

(1)
The projected benefit obligation and fair value of plan assets for the CN Pension Plan at December 31, 2015 were $15,794 million and $17,038 million, respectively ($16,059 million and $16,905 million, respectively, at December 31, 2014). The measurement date of all plans is December 31.

Amounts recognized in the Consolidated Balance Sheets
		Pensions		Other postretirement benefits
In millions	December 31,	2015	2014	2015	2014
Noncurrent assets - Pension asset		$1,305	$882	$-	$-
Current liabilities (Note 9)		-	-	(18)	(17)
Noncurrent liabilities - Pension and other postretirement benefits		(469)	(400)	(251)	(250)

Total amount recognized		$836	$482	$(269)	$(267)

Amounts recognized in Accumulated other comprehensive loss (Note 15)
		Pensions		Other postretirement benefits
In millions	December 31,	2015	2014	2015	2014
Net actuarial gain (loss) (1)		$(2,204)	$(2,502)	$21	$17
Prior service cost (2)		(17)	(20)	(4)	(5)

(1)
The estimated net actuarial loss for defined benefit pension plans and net actuarial gain for other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) over the next fiscal year are $198 million and $6 million, respectively.

(2)
The estimated prior service cost for defined benefit pension plans and other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) over the next fiscal year are $4 million and $1 million, respectively.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

Information for the pension plans with an accumulated benefit obligation in excess of plan assets
		Pensions		Other postretirement benefits
In millions	December 31,	2015	2014	2015	2014
Projected benefit obligation		$743	$646	N/A	N/A
Accumulated benefit obligation		656	585	N/A	N/A
Fair value of plan assets		274	246	N/A	N/A

Components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit plans

Pensions	Other postretirement benefits
In millions	Year ended December 31,	2015	2014	2013	2015	2014	2013
Current service cost	$152	$132	$155	$3	$2	$3
Interest cost	650	711	658	10	12	11
Settlement loss	4	3	4	-	-	-
Expected return on plan assets	(1,004)	(978)	(958)	-	-	-
Amortization of prior service cost	4	4	4	1	2	1
Amortization of net actuarial loss (gain)	228	124	227	(4)	(4)	(1)

Net periodic benefit cost (income)	$34	$(4)	$90	$10	$12	$14

Weighted-average assumptions used in accounting for defined benefit pension and other postretirement benefit plans

Pensions	Other postretirement benefits
December 31,	2015	2014	2013	2015	2014	2013
To determine projected benefit obligation
Discount rate (1) (2)	3.99%	3.87%	4.73%	4.14%	3.86%	4.69%
Rate of compensation increase (3)	2.75%	3.00%	3.00%	2.75%	3.00%	3.00%
To determine net periodic benefit cost
Discount rate (1)	3.87%	4.73%	4.15%	3.86%	4.69%	4.01%
Rate of compensation increase (3)	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%
Expected return on plan assets (4)	7.00%	7.00%	7.00%	N/A	N/A	N/A

(1)
The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. Beginning in 2016, as described in the "Adoption of the spot rate approach” section of this Note, the Company will adopt the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans.

(2)
The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due.  The discount rate is determined by management with the aid of third-party actuaries. For the Canadian pension and other postretirement benefit plans, future expected benefit payments at each measurement date are discounted using spot rates from a derived AA corporate bond yield curve. The derived curve is based on observed rates for AA corporate bonds with short-term maturities and a projected AA corporate curve for longer-term maturities based on spreads between observed AA corporate bonds and AA provincial bonds. The derived curve is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year.

(3)	The rate of compensation increase is determined by the Company based upon its long-term plans for such increases.
(4)
To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers multiple factors. The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the current asset portfolio mix. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2015, the Company used a long-term rate of return assumption of 7.00% on the market-related value of plan assets to compute net periodic benefit cost (income). The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. In 2016, the Company will maintain the expected long-term rate of return on plan assets at 7.00% to reflect management's current view of long-term investment returns.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

Health care cost trend rate for other postretirement benefits
For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 6.5% for 2015. It is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter. Assumed health care costs have an effect on the amounts reported for health care plans.  A one-percentage-point change in the assumed health care cost trend rate would have the following effect.

	One-percentage-point
In millions	Increase	Decrease
Effect on total service and interest costs	$1	$(1)
Effect on benefit obligation	13	(11)

Estimated future benefit payments

In millions	Pensions	Other postretirement benefits
2016	$1,029	$18
2017	1,040	19
2018	1,048	19
2019	1,053	18
2020	1,059	18
Years 2021 to 2025	5,276	87

Defined contribution and other plans
The Company maintains defined contribution pension plans for certain salaried employees as well as certain employees covered by collective bargaining agreements. The Company also maintains other plans including Section 401(k) savings plans for certain U.S. based employees. The Company’s contributions under these plans are expensed as incurred and amounted to $18 million, $16 million and $13 million for 2015, 2014 and 2013, respectively.

Contributions to multi-employer plan
Under collective bargaining agreements, the Company participates in a multi-employer benefit plan named the Railroad Employees National Early Retirement Major Medical Benefit Plan which is administered by the National Carriers’ Conference Committee (NCCC), and provides certain postretirement health care benefits to certain retirees. For 2015, 2014 and 2013, the Company’s contributions under this plan were expensed as incurred and amounted to $10 million in each year. The annual contribution rate for the plan is determined by the NCCC and was $140.54 per month per active employee for 2015 ($141.29 in 2014). The plan covered 777 retirees in 2015 (807 in 2014).

Adoption of the spot rate approach
Beginning in 2016, the Company will adopt the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans on a prospective basis as a change in accounting estimate. In 2015 and in prior years, these costs were determined using the discount rate used to measure the projected benefit obligation at the beginning of the period.

The spot rate approach enhances the precision to which current service cost and interest cost are measured by increasing the correlation between projected cash flows and spot discount rates corresponding to their maturity. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows at the relevant maturity. More specifically, current service cost is measured using the projected cash flows related to benefits expected to be accrued in the following year by active members of a plan and interest cost is measured using the projected cash flows making up the projected benefit obligation multiplied by the corresponding spot discount rate at each maturity. Use of the spot rate approach does not affect the measurement of the projected benefit obligation.

Based on bond yields prevailing at December 31, 2015, the single equivalent discount rates to determine current service cost and interest cost under the spot rate approach in 2016 are 4.24% and 3.27%, respectively, compared to 3.99%, for both costs, under the approach applicable to 2015 and prior years. For 2016, the Company estimates the adoption of the spot rate approach will increase net periodic benefit income by approximately $120 million compared to the approach applicable in 2015 and prior years.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

13 – Share capital

Authorized capital stock
The authorized capital stock of the Company is as follows:
•	Unlimited number of Common Shares, without par value
•	Unlimited number of Class A Preferred Shares, without par value, issuable in series
•	Unlimited number of Class B Preferred Shares, without par value, issuable in series

Common shares
In millions	December 31,	2015	2014	2013
Issued common shares		788.6	809.4	830.6
Common shares in Share Trusts		(1.4)	-	-
Outstanding common shares		787.2	809.4	830.6

Share purchases
Share repurchase programs
The Company may repurchase shares pursuant to a normal course issuer bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 33.0 million common shares between October 30, 2015 and October 29, 2016. As at December 31, 2015, the Company repurchased 5.8 million common shares under its current program.

The following table provides the information related to the share repurchase programs for the years ended December 31, 2015, 2014 and 2013:

In millions, except per share data	Year ended December 31,	2015	2014	2013
Number of common shares repurchased (1)		23.3	22.4	27.6
Weighted-average price per share (2)		$75.20	$67.38	$50.65
Amount of repurchase (3)		$1,750	$1,505	$1,400

(1)
Includes common shares repurchased in the first, third and fourth quarters of 2015, and the first and fourth quarters of 2014 and 2013 pursuant to private agreements between the Company and arm’s-length third-party sellers.

(2) Includes brokerage fees.
(3)	The 2015 common share repurchases include settlements in the subsequent period.

Share purchases by Share Trusts
In 2014, the Company established Share Trusts to purchase common shares on the open market, which will be used to deliver common shares under the Share Units Plan (see Note 14 – Stock-based compensation). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to participants of the Share Units Plan. Common shares purchased by the Share Trusts are accounted for as treasury stock. The Share Trusts may sell shares on the open market to facilitate the remittance of the Company’s employee tax withholding obligations. In 2016, the Share Trusts could purchase up to 1.2 million common shares on the open market in anticipation of future settlements of equity settled PSU awards.

For the year ended December 31, 2015, the Share Trusts purchased 1.4 million common shares for $100 million at a weighted-average price per share of $73.31, including brokerage fees.

Additional paid-in capital
Additional paid-in capital includes the stock-based compensation expense on equity settled awards; the excess tax benefits on stock-based compensation; and other items relating to equity settled awards. It also includes the impact of the modification of certain cash settled awards to equity settled awards, which represents the fair value of cash settled stock-based compensation awards modified in 2014 to settle in common shares of the Company and consists of $132 million, $60 million and $17 million related DSUs, PSUs and other plans, respectively (see Note 14 – Stock-based compensation). Upon the exercise or settlement of equity settled awards, the stock-based compensation expense related to those awards is reclassified from Additional paid-in capital to Common shares. The Company reclassified prior year balances from Common shares to Additional paid-in capital in the Consolidated Statement of Shareholders’ Equity to conform with the 2015 presentation.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

14 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided herein.
The following table provides the stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the years ended December 31, 2015, 2014, and 2013:

In millions	Year ended December 31,	2015	2014	2013
Share Units Plan
Equity settled awards		$39	$2	$-
Cash settled awards		14	117	92
Total Share Units Plan expense		53	119	92
Voluntary Incentive Deferral Plan (VIDP)
Cash settled awards		(3)	33	35
Total Voluntary Incentive Deferral Plan expense (recovery)		(3)	33	35
Stock option awards		11	9	9
Total stock-based compensation expense		$61	$161	$136
Tax benefit recognized in income		$14	$43	$35

Share Units Plan
The objective of the Share Units Plan is to enhance the Company’s ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. Under the Share Units Plan, the Company grants performance share unit (PSU) awards.

The PSU-ROIC awards vest dependent upon the attainment of a target relating to return on invested capital (ROIC) over the plan period of three years. Such performance vesting criteria results in a performance vesting factor that ranges from 0% to 200% for PSU-ROIC awards granted in 2015 (0% to 150% for PSUs-ROIC outstanding and granted prior to December 31, 2014) depending on the level of ROIC attained. Payout is conditional upon the attainment of a minimum share price, calculated using the average of the last three months of the plan period.

PSU-TSR awards, introduced in 2015, vest from 0% to 200%, subject to the attainment of a total shareholder return (TSR) market condition over the plan period of three years based on the Company’s TSR relative to a Class I Railways peer group and components of the S&P/TSX 60 Index.

On December 9, 2014, 0.5 million cash settled PSUs-ROIC granted in 2013 and 0.4 million cash settled PSUs-ROIC granted in 2014 were modified to equity settled awards. The modification affected PSUs-ROIC held by 133 employees and did not result in the recognition of incremental compensation cost as the awards were previously recognized at fair value. Further, there was no change to the vesting conditions of the awards.

Equity settled awards
PSUs-ROIC and PSUs-TSR are settled in common shares of the Company, subject to the attainment of their respective vesting conditions, by way of disbursement from the Share Trusts (see Note 13 – Share capital). The number of shares remitted to the participant upon settlement is equal to the number of PSUs awarded multiplied by the performance vesting factor less shares withheld to satisfy the participant’s minimum statutory withholding tax requirement. For the plan period ended December 31, 2015, for the 2013 grant, the level of ROIC attained resulted in a performance vesting factor of 150%. The total fair value of the equity settled awards that were vested in 2015 was $48 million. As the minimum share price condition under the plan was met, settlement of approximately 0.6 million shares from the Share Trusts is expected to occur in the first quarter of 2016.

Cash settled awards
The value of the payout is equal to the number of PSUs-ROIC awarded multiplied by the performance vesting factor and by the 20-day average closing share price ending on January 31 of the following year. For the plan period ended December 31, 2015, for the 2013 grant, the level of ROIC attained resulted in a performance vesting factor of 150%. The total fair value of the cash settled awards that were vested in 2015 was $39 million ($106 million in 2014 and $80 million in 2013). As the minimum share price condition under the plan was met, payout of approximately $39 million is expected to be paid in the first quarter of 2016.

In 2015, there were no cash settled PSU-ROIC awards granted. In 2014, the Company granted 0.8 million PSU-ROIC awards (0.8 million in 2013) to designated management employees entitling them to receive payout in cash based on the Company’s share price. These awards were then subject to modification resulting in 0.4 million PSU-ROIC awards granted in 2014 (0.5 million in 2013) to be settled in common shares of the Company.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

   The following table provides a summary of the activity related to PSU awards:

	Equity settled				Cash settled
	PSUs-ROIC (1)		PSUs-TSR (2)		PSUs-ROIC (3)

	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value	Units
	In millions		In millions		In millions
Outstanding at December 31, 2014	0.9	$71.05	-	N/A	1.6
Granted	0.4	$50.87	0.1	$114.86	-
Settled	-	N/A	-	N/A	(0.9)
Outstanding at December 31, 2015	1.3	$64.36	0.1	$114.86	0.7
Nonvested at December 31, 2014	0.9	$71.05	-	N/A	0.7
Granted	0.4	$50.87	0.1	$114.86	-
Vested during the year (4)	(0.5)	$75.15	-	N/A	(0.3)
Nonvested at December 31, 2015	0.8	$58.83	0.1	$114.86	0.4

(1)
The grant date fair value of equity settled PSUs-ROIC granted in 2015 of $22 million is calculated using a lattice-based valuation model. As at December 31, 2015, total unrecognized compensation cost related to nonvested equity settled PSUs-ROIC outstanding was $20 million and is expected to be recognized over a weighted-average period of 1.6 years.

(2)
The grant date fair value of equity settled PSUs-TSR granted in 2015 of $16 million is calculated using a Monte Carlo simulation model. As at December 31, 2015, the total unrecognized compensation cost related to non-vested equity settled PSUs-TSR outstanding was $7 million and is expected to be recognized over a weighted-average period of 1.8 years.

(3)
The fair value at December 31, 2015 of cash settled PSUs-ROIC is calculated using a lattice-based valuation model. As at December 31, 2015, total unrecognized compensation cost related to nonvested cash settled PSUs-ROIC outstanding was $8 million and is expected to be recognized over a weighted-average period of 1.0 years.

(4)	The awards that were vested during the year are expected to be settled in the first quarter of 2016.

  The following table provides the assumptions and fair values related to the PSU-ROIC awards:

	Equity settled			Cash settled
	PSUs-ROIC (1)			PSUs-ROIC (2)
Year of grant	2015	2014	2013	2015	2014	2013
Assumptions
Stock price ($) (3)	84.55	76.29	76.29	N/A	77.35	77.35
Expected stock price volatility (4)	15%	15%	17%	N/A	23%	N/A
Expected term (years) (5)	3.0	2.0	1.0	N/A	1.0	N/A
Risk-free interest rate (6)	0.45%	1.02%	0.98%	N/A	0.49%	N/A
Dividend rate ($) (7)	1.25	1.00	1.00	N/A	1.25	N/A
Weighted-average grant date fair value ($)	50.87	66.84	75.15	N/A	N/A	N/A
Fair value per unit ($)	N/A	N/A	N/A	N/A	66.45	77.35
			.
(1)	Assumptions used to determine fair value of the equity settled PSU-ROIC awards are on the grant date.
(2)	Assumptions used to determine fair value of the cash settled PSU-ROIC awards are as at December 31, 2015.
(3)
For equity settled awards, the stock price represents the closing share price on the grant date. The stock price on the grant date for 2014 and 2013 is the stock price at the modification date of December 9, 2014.

(4)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(5)	Represents the period of time that awards are expected to be outstanding.
(6)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(7)	Based on the annualized dividend rate.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

Voluntary Incentive Deferral Plan
The Company’s Voluntary Incentive Deferral Plan (VIDP) provides eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSU) of the Company up to specific deferral limits. A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. For equity settled DSUs, the number of DSUs received by each participant is established at time of deferral. For cash settled DSUs, the number of DSUs received by each participant is calculated using the Company’s average closing share price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant’s vested DSUs is sufficient to meet the Company’s stock ownership guidelines.

On December 9, 2014, 1.7 million cash settled DSUs were modified to equity settled awards. The modification affected DSUs held by 104 employees and did not result in the recognition of incremental compensation cost as the awards were previously recognized at fair value. Further, there was no change to the vesting conditions of the awards.

Equity settled awards
DSUs are settled in common shares of the Company at the time of cessation of employment by way of an open market purchase by the Company. The number of shares remitted to the participant is equal to the number of DSUs awarded less shares withheld to satisfy the participant’s minimum statutory withholding tax requirement.

The total fair value of equity settled DSU awards vested in both 2015 and 2014 was $1 million.

Cash settled awards
The value of each participant’s DSUs is payable in cash at the time of cessation of employment.
The total fair value of cash settled DSU awards vested in both 2015 and 2014 was nil ($1 million in 2013).

The following table provides a summary of the activity related to DSU awards:

	Equity settled		Cash settled
	DSUs (1)		DSUs (2)
	Units	Weighted-average	Units
		grant date fair value

	In millions		In millions
Outstanding at December 31, 2014 (3)	1.7	$76.29	0.5
Granted	-	$81.18	-
Vested	0.1	$77.23	-
Settled	-	$76.38	(0.1)
Outstanding at December 31, 2015 (4)	1.8	$76.44	0.4

(1)
The grant date fair value of equity settled DSUs granted in 2015 of $2 million is calculated using the stock price at the grant date. As at December 31, 2015, the aggregate intrinsic value of equity settled DSUs outstanding amounted to $132 million.

(2)
The fair value at December 31, 2015 of cash settled DSUs is based on the intrinsic value. As at December 31, 2015 the DSU liability was $36 million ($40 million as at December 31, 2014). The closing stock price used to determine the liability was $77.35.

(3)	The weighted-average grant date fair value was $76.29 per unit for equity settled DSUs modified in 2014.
(4)
The number of units outstanding that were nonvested, unrecognized compensation cost related to cash settled DSUs and the remaining recognition period for cash and equity settled DSUs have not been quantified as they relate to a minimal number of units.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

Stock option awards
The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options issued by the Company are conventional options that vest over a period of time. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant and expire after 10 years. As at December 31, 2015, 18.4 million common shares remained authorized for future issuances under these plans.

For 2015, 2014 and 2013, the Company granted 0.9 million, 1.0 million and 1.1 million stock options, respectively.
The total number of conventional options outstanding as at December 31, 2015 was 5.9 million.

The following table provides the activity of stock option awards during 2015, and for options outstanding and exercisable at December 31, 2015, the weighted-average exercise price:
	Options outstanding		Nonvested options

	Number	Weighted-average	Number	Weighted-average
	of options	exercise price	of options	grant date fair value
	In millions		In millions
Outstanding at December 31, 2014 (1)	7.5	$37.37	2.5	$9.25
Granted (2)	0.9	$84.47	0.9	$13.21
Exercised (3)	(2.5)	$29.30	N/A	N/A
Vested (4)	N/A	N/A	(1.1)	$8.72
Outstanding at December 31, 2015 (1)	5.9	$53.43	2.3	$10.94
Exercisable at December 31, 2015 (1)	3.6	$41.74	N/A	N/A

(1)	Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.
(2)
The grant date fair value of options awarded in 2015 of $11 million is calculated using the Black-Scholes option-pricing model. As at December 31, 2015, total unrecognized compensation cost related to nonvested options outstanding was $7 million and is expected to be recognized over a weighted-average period of 2.3 years.

(3)
The total intrinsic value of options exercised in 2015 was $127 million ($50 million in 2014 and $45 million in 2013). The cash received upon exercise of options in 2015 was $74 million ($25 million in 2014 and $28 million in 2013) and the related excess tax benefit realized was $5 million ($5 million in 2014 and $3 million in 2013).

(4)	The fair value of options vested in 2015 was $9 million ($9 million in 2014 and $11 million in 2013).

     The following table provides the number of stock options outstanding and exercisable as at December 31, 2015 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on December 31, 2015 at the Company’s closing stock price of $77.35.

				Options outstanding				Options exercisable

				Number of options	Weighted-average years to expiration	Weighted-average exercise price	Aggregate intrinsic value	Number of options	Weighted-average exercise price	Aggregate intrinsic value
Range of exercise prices				In millions			In millions	In millions		In millions
	$20.95	-	$31.09	0.9	2.8	$24.54	$48	0.9	$24.54	$48
	$31.10	-	$47.85	1.4	5.0	$38.13	56	1.2	$36.75	47
	$47.86	-	$58.71	1.5	6.2	$52.48	37	1.1	$50.81	28
	$58.72	-	$80.87	1.2	7.6	$69.46	10	0.4	$68.09	4
	$80.88	-	$95.62	0.9	9.1	$89.63	-	-	$95.62	-

Balance at December 31, 2015 (1)				5.9	6.1	$53.43	$151	3.6	$41.74	$127

(1)
Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2015, the vast majority of stock options outstanding were in-the-money. The weighted-average years to expiration of exercisable stock options was 4.8 years.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

    The following table provides the assumptions used in the valuation of stock option awards:

Year of grant	2015	2014	2013
Assumptions
Grant price ($)	84.47	58.74	47.47
Expected stock price volatility (1)	20%	23%	23%
Expected term (years) (2)	5.5	5.4	5.4
Risk-free interest rate (3)	0.78%	1.51%	1.41%
Dividend rate ($) (4)	1.25	1.00	0.86
Weighted-average grant date fair value ($)	13.21	11.09	8.52
			.
(1)	Based on the historical volatility of the Company’s stock over a period commensurate with the expected term of the award.
(2)	Represents the period of time that awards are expected to be outstanding. The Company uses historical data to predict option exercise behavior.
(3)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(4)	Based on the annualized dividend rate.

Stock price volatility
Compensation cost for the Company’s cash settled Share Units Plan is based on the fair value of the awards at each period-end using the lattice-based valuation model for which a primary assumption is the Company’s share price. In addition, the Company’s liability for the cash settled VIDP is marked-to-market at each period-end and, as such, is also reliant on the Company’s share price. Fluctuations in the Company’s share price cause volatility to stock-based compensation expense as recorded in Net income. The Company does not currently hold any derivative financial instruments to manage this exposure. A $1 change in the Company’s share price at December 31, 2015 would have an impact of approximately $2 million on stock-based compensation expense.

Employee Share Investment Plan
The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.

     The following table provides the number of participants holding shares, the total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, as well as the resulting expense recorded for the years ended December 31, 2015, 2014 and 2013:

Year ended December 31,	2015	2014	2013
Number of participants holding shares	19,728	18,488	18,488
Total number of ESIP shares purchased on behalf of employees (millions)	2.0	2.1	2.3
Expense for Company contribution (millions)	$38	$34	$30

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

15 – Accumulated other comprehensive loss

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans		Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2012	$(579)	$(3,290)		$8	$(3,861)		$604		$(3,257)

Other comprehensive income (loss)
before reclassifications:
Foreign exchange gain on
translation of net investment in
foreign operations	440				440		7		447
Foreign exchange loss on
translation of US dollar-
denominated long-term debt
designated as a hedge of the net
investment in U.S. subsidiaries	(394)				(394)		52		(342)
Actuarial gain arising during the year		1,540	(1)		1,540		(411)	(1)	1,129

Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		226			226	(2)	(60)	(3)	166
Amortization of prior service costs		5			5	(2)	(1)	(3)	4
Settlement loss arising during the year		4	(1)		4	(2)	(1)	(1) (3)	3
Other comprehensive income (loss)	46	1,775		-	1,821		(414)		1,407
Balance at December 31, 2013	$(533)	$(1,515)		$8	$(2,040)		$190		$(1,850)

Other comprehensive income (loss)
before reclassifications:
Foreign exchange gain on
translation of net investment in
foreign operations	644				644		4		648
Foreign exchange loss on
translation of US dollar-
denominated long-term debt
designated as a hedge of the net
investment in U.S. subsidiaries	(569)				(569)		73		(496)
Actuarial loss arising during the year		(1,120)	(1)		(1,120)		301	(1)	(819)
Prior service cost from plan
amendment arising during the year		(4)			(4)		1		(3)
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		120			120	(2)	(32)	(3)	88
Amortization of prior service costs		6			6	(2)	(2)	(3)	4
Settlement loss arising during the year		3	(1)		3	(2)	(1)	(1) (3)	2
Amortization of gain on treasury lock				(1)	(1)	(4)	-		(1)
Other comprehensive income (loss)	75	(995)		(1)	(921)		344		(577)
Balance at December 31, 2014	$(458)	$(2,510)		$7	$(2,961)		$534		$(2,427)

(1)						Certain 2014 and 2013 balances have been reclassified to conform with the 2015 presentation.
(2)						Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost. See Note 12 - Pensions and other postretirement benefits.
(3)						Included in Income tax expense on the Consolidated Statement of Income.
(4)						Related to treasury lock transactions settled in prior years, which are being amortized over the terms of the related debt to Interest expense on the Consolidated Statement of Income.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2014	$(458)	$(2,510)	$7	$(2,961)		$534		$(2,427)

Other comprehensive income (loss)
before reclassifications:
Foreign exchange gain on
translation of net investment in
foreign operations	1,607			1,607		-		1,607
Foreign exchange loss on
translation of US dollar-
denominated long-term debt
designated as a hedge of the net
investment in U.S. subsidiaries	(1,358)			(1,358)		181		(1,177)
Actuarial gain arising during the year		74		74		(18)		56
Prior service cost from plan
amendment arising during the year		(1)		(1)		-		(1)

Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		224		224	(1)	(56)	(2)	168
Amortization of prior service costs		5		5	(1)	(1)	(2)	4
Settlement loss arising during the year		4		4	(1)	(1)	(2)	3
Other comprehensive income	249	306	-	555		105		660
Balance at December 31, 2015	$(209)	$(2,204)	$7	$(2,406)		$639		$(1,767)

(1)					Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost. See Note 12 - Pensions and other postretirement benefits.
(2)					Included in Income tax expense on the Consolidated Statement of Income.

16 – Major commitments and contingencies

Leases
The Company has operating and capital leases, mainly for locomotives, freight cars and intermodal equipment. Of the capital leases, many provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2015, the Company’s commitments under these operating and capital leases were $742 million and $640 million, respectively. Minimum rental payments for operating leases having initial non-cancelable lease terms of more than one year and minimum lease payments for capital leases for the next five years and thereafter, are as follows:

In millions		Operating	Capital
2016		$169	$245
2017		138	186
2018		113	17
2019		82	17
2020		53	23
2021 and thereafter		187	152
Total		$742	640
Less:	Imputed interest on capital leases at rates ranging from approximately 0.7% to 7.3%		118
Present value of minimum lease payments included in debt (Note 10)			$522

     The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $20 million and generally extend over five years.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

  Rent expense for all operating leases was $204 million, $201 million and $179 million for the years ended December 31, 2015, 2014 and 2013, respectively. Contingent rentals and sublease rentals were not significant.

Commitments
As at December 31, 2015, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $1,475 million. The Company also has estimated remaining commitments of approximately $1.4 billion (US$1.0 billion), in relation to the U.S. federal government legislative requirement to implement Positive Train Control (PTC). In connection with CN’s revised PTC implementation plan submitted in January 2016, CN performed a reassessment of all costs associated with its implementation plan and now estimates that the total implementation cost will be US$1.2 billion, of which US$0.2 billion has been spent as of December 31, 2015. The revised estimated total costs take into consideration the added complexities identified during the detailed review as well as technical challenges anticipated to comply with the regulations and to ensure the interoperability with other railroads and to maintain optimal operating performance.
In addition, the Company has estimated remaining commitments, through to December 31, 2017, of approximately $48 million (US$35 million), in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company. These commitments are for grade separation projects, railroad infrastructure improvements, as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities’ concerns.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In 2015, the Company recorded a $12 million decrease to its provision for personal injuries and other claims in Canada as a result of a comprehensive actuarial study for employee injury claims as well as various other legal claims. In 2014 and 2013, external actuarial studies resulted in a net decrease of $2 million and a net increase of $1 million, respectively.

As at December 31, 2015, 2014 and 2013, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2015	2014	2013
Beginning of year	$203	$210	$209
Accruals and other	17	28	38
Payments	(29)	(35)	(37)
End of year	$191	$203	$210
Current portion - End of year	$27	$28	$31

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.

For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of the Company’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

     Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company’s future payments may differ from current amounts recorded.

In 2015, the Company recorded a $5 million reduction to its provision for U.S. personal injury and other claims attributable to non-occupational disease claims, third-party claims and occupational disease claims pursuant to the 2015 external actuarial study. In 2014 and 2013, external actuarial studies resulted in a net decrease of $20 million and $11 million, respectively. The prior years’ decreases from the 2014 and 2013 actuarial valuations were mainly attributable to non-occupational disease claims, third-party claims and occupational disease claims, reflecting a decrease in the Company’s estimates of unasserted claims and costs related to asserted claims. The Company has an ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements of existing claims.

As at December 31, 2015, 2014 and 2013, the Company’s provision for personal injury and other claims in the U.S. was as follows:

In millions	2015	2014	2013
Beginning of year	$95	$106	$105
Accruals and other	22	2	18
Payments	(30)	(22)	(24)
Foreign exchange	18	9	7
End of year	$105	$95	$106
Current portion - End of year	$24	$20	$14

     Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2015, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 215 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at 6 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

As at December 31, 2015, 2014 and 2013, the Company’s provision for specific environmental sites was as follows:

In millions	2015	2014	2013
Beginning of year	$114	$119	$123
Accruals and other	81	11	12
Payments	(91)	(19)	(18)
Foreign exchange	6	3	2
End of year	$110	$114	$119
Current portion - End of year	$51	$45	$41

The Company anticipates that the majority of the liability at December 31, 2015 will be paid out over the next five years. However, some costs may be paid out over a longer period. Based on the information currently available, the Company considers its provisions to be adequate.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:
•	the lack of specific technical information available with respect to many sites;
•	the absence of any government authority, third-party orders, or claims with respect to particular sites;
•	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
•	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance
The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Operating expenses for environmental matters amounted to $20 million in 2015, $20 million in 2014 and $18 million in 2013. In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $18 million in 2015, $19 million in 2014 and $10 million in 2013.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

Guarantees
Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2016 and 2022, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at December 31, 2015, the maximum exposure in respect of these guarantees was $200 million ($194 million as at December 31, 2014). There are no recourse provisions to recover any amounts from third parties.

Other guarantees
As at December 31, 2015, the Company, including certain of its subsidiaries, had granted $551 million ($487 million as at December 31, 2014) of irrevocable standby letters of credit and $120 million ($106 million as at December 31, 2014) of surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2015, the maximum potential liability under these guarantee instruments was $671 million ($593 million as at December 31, 2014), of which $589 million ($525 million as at December 31, 2014) related to workers’ compensation and other employee benefit liabilities and $82 million ($68 million as at December 31, 2014) related to other liabilities. The letters of credit were drawn on the Company’s bilateral letter of credit facilities. The guarantee instruments expire at various dates between 2016 and 2018.

The Company has not recorded a liability as at December 31, 2015 with respect to its guarantee instruments as they related to the Company’s future performance and the Company did not expect to make any payments under its guarantee instruments.

General indemnifications
In the normal course of business, the Company provides indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. During the year, the Company entered into various contracts with third parties for which an indemnification was provided. Due to the nature of the indemnification clauses, the maximum exposure for future payments cannot be reasonably determined. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. As at December 31, 2015, the Company has not recorded a liability with respect to any indemnifications.

17 – Financial instruments

Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Foreign currency risk
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and the US dollar affect the Company’s revenues and expenses. To manage foreign currency risk, the Company designates US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company’s US dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated long-term debt into the Canadian dollar.

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

  The Company also enters into foreign exchange forward contracts to manage its exposure to foreign currency risk. As at December 31, 2015, the Company had outstanding foreign exchange forward contracts with a notional value of US$361 million (US$350 million as at December 31, 2014). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statement of Income as they occur. For the years ended December 31, 2015, 2014 and 2013, the Company recorded a gain of $61 million, $9 million, and $6 million, respectively, related to foreign exchange forward contracts. These gains were largely offset by losses related to the re-measurement of other US dollar-denominated monetary assets and liabilities recognized in Other income. As at December 31, 2015, Other Current Assets included an unrealized gain of $4 million ($9 million as at December 31, 2014) and Accounts payable and other included an unrealized loss of $2 million (nil as at December 31, 2014), related to foreign exchange forward contracts.

Interest rate risk
The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company’s long-term debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense.

To manage interest rate risk, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may use derivative instruments such as forward rate agreements. The Company does not currently hold any significant derivative instruments to manage its interest rate risk. As at December 31, 2015, Accumulated other comprehensive loss included an unamortized gain of $7 million ($7 million as at December 31, 2014) relating to treasury lock transactions settled in a prior year, which is being amortized over the term of the related debt.

Fair value of financial instruments
The following table provides the valuation methods and assumptions used by the Company to estimate the fair value of financial instruments and their associated level within the fair value hierarchy:

Level 1 Quoted prices for identical instruments in active markets.
The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

Level 2 Significant inputs (other than quoted prices included in Level 1) are observable.
The carrying amounts of Accounts receivable, Other current assets, and Accounts payable and other approximate fair value. The fair value of these financial instruments is not determined using quoted prices, but rather from market observable information. The fair value of derivative financial instruments used to manage the Company’s exposure to foreign currency risk and included in Other current assets and Accounts payable and other is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.

The carrying amount of the Company’s debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. As at December 31, 2015, the Company’s debt had a carrying amount of $10,427 million ($8,372 million as at December 31, 2014) and a fair value of $11,720 million ($9,767 million as at December 31, 2014).

Level 3 Significant inputs are unobservable.
The carrying amounts of investments included in Intangible and other assets approximate fair value, with the exception of certain cost investments for which significant inputs are unobservable and fair value is estimated based on the Company’s proportionate share of the underlying net assets. As at December 31, 2015, the Company’s investments had a carrying amount of $69 million ($58 million as at December 31, 2014) and a fair value of $220 million ($183 million as at December 31, 2014).

CN | 2015 Annual Report

Notes to Consolidated Financial Statements

18 – Segmented information

The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the U.S. Financial information reported at this level, such as revenues, operating income, and cash flow from operations, is used by corporate management, including the Company’s chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN’s network.
The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region). Corporate management is responsible for, among others, CN’s marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.
The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by corporate management, as their management of throughput and control of direct costs does not serve as the platform for the Company’s decision-making process. Approximately 95% of the Company’s freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.
The regions also demonstrate common characteristics in each of the following areas:
•	each region’s sole business activity is the transportation of freight over the Company’s extensive rail network;
•	the regions service national accounts that extend over the Company’s various commodity groups and across its rail network;
•	the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole; and
•	the Company and its subsidiaries, not its regions, are subject to single regulatory regimes in both Canada and the U.S.

For the years ended December 31, 2015, 2014, and 2013, no major customer accounted for more than 10% of total revenues and the largest rail freight customer represented approximately 3%, 2%, and 2%, respectively, of total rail freight revenues.
The following tables provide information by geographic area:

In millions	Year ended December 31,	2015	2014	2013
Revenues
Canada		$8,283	$8,108	$7,149
U.S.		4,328	4,026	3,426

Total revenues		$12,611	$12,134	$10,575

Net income
Canada		$2,469	$2,249	$1,762
U.S.		1,069	918	850

Total net income		$3,538	$3,167	$2,612

In millions December 31,		2015	2014
Properties
Canada		$16,737	$15,798
U.S.		15,887	12,716

Total properties		$32,624	$28,514

19 – Subsequent event

Shelf prospectus and registration statement
On January 5, 2016, the Company filed a new shelf prospectus with the Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (SEC), pursuant to which CN may issue up to $6.0 billion of debt securities in the Canadian and U.S. markets over the next 25 months. This shelf prospectus and registration statement replaces CN’s previous shelf prospectus and registration statement that was filed on December 3, 2013. Access to capital markets under the shelf prospectus and registration statement is dependent on market conditions.

CN | 2015 Annual Report